UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

PERFORMANCE SHIPPING INC.
(Name of Subject Company)

PERFORMANCE SHIPPING INC.
(Names of Persons Filing Statement)

COMMON SHARES, PAR VALUE $0.01 PER SHARE
(INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
(Title of Class of Securities)

Y67305154
(CUSIP Number of Class of Securities)

Mr. Andreas Michalopoulos
373 Syngrou Avenue, 175 64 Palaio Faliro
Athens, Greece
+30-216-600-2400

(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the persons filing statement)

with copies to:

Will Vogel
Watson Farley & Williams LLP
250 West 55th Street, 31st Floor
New York, New York 10019
+1-212-922-2200

Robert B. Greco
Richards, Layton & Finger, P.A.
One Rodney Square
920 North King Street
Wilmington, Delaware 19801
+1-302-651-7728

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates to a cash tender offer (the “Offer”) by Sphinx Investment Corp., a corporation incorporated under the laws of the Republic of the Marshall Islands (the “Offeror”), to purchase from the shareholders of Performance Shipping Inc., a corporation incorporated under the laws of the Republic of the Marshall Islands (the “Company”), all outstanding shares of the Company’s common shares, par value $0.01 per share (the “Common Shares”) and the associated preferred stock purchase rights (the “Rights” and, together with the Common Shares, the “Shares”) issued pursuant to the Stockholders’ Rights Agreement, dated December 20, 2021, between the Company and Computershare Inc., as rights agent (the “Rights Agreement”), at a price of $3.00 per Share (without interest and less any applicable withholding taxes) (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 11, 2023 (the “Offer to Purchase”), the related Notice of Guaranteed Delivery (the “Notice of Guaranteed Delivery”), and the related Letter of Transmittal (the “Letter of Transmittal”), as set forth in the Offeror’s Tender Offer Statement on Schedule TO (which is also Amendment No.4 to the Schedule 13D filed by the Offeror, Maryport Navigation Corp. and Mr. George Economou on August 25, 2023 (and amended on August 31, 2023, September 4, 2023 and September 15, 2023)) filed with the Securities and Exchange Commission (the “SEC”) on October 11, 2023 (the “Schedule TO”). Unless the Offer is extended by the Offeror, the Offer and withdrawal rights thereunder will expire at 11:59 p.m., New York City Time, on November 8, 2023.

AS DISCUSSED BELOW, THE SPECIAL COMMITTEE OF THE COMPANY’S BOARD OF DIRECTORS (the “BOARD”) UNANIMOUSLY RECOMMENDS THAT THE COMPANY’S SHAREHOLDERS REJECT THE OFFER AND NOT TENDER THEIR COMMON SHARES FOR PURCHASE PURSUANT TO THE OFFER.

i

ii

Item 1.	Subject Company Information.

Name and Address

The Company’s name and the address and telephone number of its principal executive office is as follows:

Performance Shipping Inc.
373 Syngrou Avenue
175 64 Palaio Faliro
Athens, Greece
+30-216-600-2400

Securities

This Schedule 14D-9 relates to the Company’s Shares (which include the Common Shares and the Rights). As of October 24, 2023, the Company had 12,152,559 Common Shares outstanding.

Item 2.	Identity and Background of Filing Person.

Name and address

The Company is the person filing this Schedule 14D-9. The Company’s name and the address and telephone number of its principal executive office are set forth in Item 1 above, which information is incorporated herein by reference.

Tender Offer

This Schedule 14D-9 relates to the Offer, pursuant to which the Offeror has offered to purchase all of the Company’s outstanding Common Shares and associated Rights, at a price of $3.00 per Share in cash (without interest and less any applicable withholding taxes), upon the terms and subject to the conditions set forth in the Offeror’s Offer to Purchase, the related Notice of Guaranteed Delivery and the related Letter of Transmittal, as set forth in the Offeror’s Schedule TO. According to the Offer to Purchase, unless the Offer is extended by the Offeror, the Offer and withdrawal rights thereunder will expire at 11:59 p.m., New York City Time, on November 8, 2023 (the “Expiration Date and Time”).

According to the Offer to Purchase, the Offer is subject to numerous conditions (which must be satisfied at or before the Expiration Date and Time, as it may be extended or waived by the Offeror), which include the following:

(i)
there shall have been validly tendered into the Offer and not withdrawn a number of Shares which, together with any Shares then-owned by the Offeror, represents at least a majority of the issued and outstanding Shares on a fully-diluted basis (assuming the exercise or conversion of all then-outstanding Options (as defined below) and other derivative securities regardless of the exercise or conversion price, the vesting schedule or other terms and conditions thereof);

(ii)
either (a) the Rights Agreement shall have been validly terminated and the Rights shall have been redeemed, and the Certificate of Designation, Preferences and Rights of Series A Participating Preferred Stock (such certificate, the “Series A Certificate” and such stock, the “Series A Preferred Stock”) shall have been validly cancelled and no Series A Preferred Stock shall be outstanding, or (b) the Rights Agreement shall have been otherwise made inapplicable to the Offer and the Offeror and its affiliates;

(iii)
the Board shall have validly waived the applicability of Article K of the Company’s Amended and Restated Articles of Incorporation (the “Articles of Incorporation” and such Article K, “Article K”) to the purchase of the Shares by the Offeror in the Offer so that the provisions of Article K would not, at or at any time following consummation of the Offer, prohibit, restrict or apply to any “business combination”, as defined in Article K, involving the Company and the Offeror or any affiliate or associate of the Offeror;

(iv)
the Company shall not have any securities outstanding, authorized or proposed for issuance other than (a) the Shares, (b) authorized Series A Preferred Stock (none of which shall have been issued), (c) the number of shares of Series B Convertible Cumulative Perpetual Preferred Stock (the “Series B Preferred Stock”) outstanding as of the date immediately preceding the date of the Offer to Purchase, (d) the warrants outstanding as of the date immediately preceding the date of the Offer to Purchase (which shall not be exercisable in the aggregate for more than the 7,904,221 Shares disclosed by the Company in its Form 6-K on September 29, 2023, and the terms of which such warrants shall not have been amended on or after the date of the Offer to Purchase), (e) (1) the options to purchase Shares under the Company’s Amended and Restated 2015 Equity Incentive Plan (as such plan was in effect as of the date immediately preceding the date of the Offer to Purchase) (the “Equity Incentive Plan”) outstanding, and subject to the terms as in effect, as of the date immediately preceding the date of the Offer to Purchase, and (2) any options to purchase shares under the Equity Incentive Plan that are issued pursuant to the Equity Incentive Plan on or after the date of the Offer to Purchase in the ordinary and usual course of business, consistent with past practice (clause (e)(1) and clause (e)(2), collectively, the “Options”); and (f) Shares authorized for issuance but not yet subject to awards under the Equity Incentive Plan (none of which shall, on or after the date of the Offer to Purchase, have been issued other than in the ordinary and usual course of business, consistent with past practice);

(v)
(a) Section 4 of the Certificate of Designation, Preferences and Rights of Series C Convertible Cumulative Redeemable Perpetual Preferred Stock (such certificate, the “Series C Certificate” and such stock, the “Series C Preferred Stock”) shall no longer be in effect, (b) any and all shares of the Series C Preferred Stock held as of the date of the Offer to Purchase by any of Mango Shipping Corp., Mitzela Corp. and Giannakis (John) Evangelou, Antonios Karavias, Christos Glavanis, and Reidar Brekke, or by any affiliate of any of the foregoing, and any and all Shares purported to have been issued pursuant to the purported conversion of any such shares of Series C Preferred Stock, shall have been validly cancelled and (c) no other shares of Series C Preferred Stock shall be outstanding (clause (a), clause (b) and clause (c), collectively, referred to as the “Series C Condition”);

(vi)	the Certificate of Designation, Preferences and Rights of Series B Preferred Stock (the “Series B Certificate”) either (a) shall have been validly cancelled or (b) shall not have been amended; and

(vii)
the size of the Board shall remain fixed at five members, with at least three of such authorized five Board seats either (a) then-being occupied by persons having been designated by the Offeror, (b) then-being vacant, with the Company having publicly committed on a binding basis to fill such vacancies with persons designated by the Offeror or (c) then-being occupied by directors who shall have publicly submitted their irrevocable resignations from the Board, effective no later than the Offeror’s purchase of the Shares tendered in the Offer, which such resignations shall have been publicly accepted by the Company (with the Company having publicly committed on a binding basis to fill the resulting vacancies with persons designated by the Offeror).

According to the Offer to Purchase, the Offeror shall not be required to accept for payment or pay for any Shares validly tendered pursuant to the Offer, and may terminate or amend the Offer and may postpone the acceptance for payment of and payment for, Shares validly tendered, if any of the above conditions are not satisfied or waived by the Offeror prior to the Expiration Date and Time, or, if at any time at or prior to the Expiration Date and Time any of the following conditions occur:

(a)
the consummation of the Offer would result in a violation of (i) any provision of the Marshall Islands Business Corporations Act or (ii) any other applicable law, including the applicable federal securities laws and the rules and regulations of the SEC thereunder;

(b)
a preliminary or permanent injunction or other order of any U.S. federal or state court, Marshall Islands court, Greek court, or any other court, government or governmental authority or agency shall have been issued and remain in effect which: (i) makes illegal, delays or otherwise directly or indirectly restrains or prohibits the making of the Offer or the acceptance for payment, purchase of or payment for any Shares by the Offeror; (ii) imposes or confirms limitations on the ability of the Offeror effectively to exercise full rights of ownership of any Shares, including, without limitation, the right to vote any Shares acquired by the Offeror pursuant to the Offer or otherwise on all matters properly presented to the Company’s shareholders; (iii) imposes or confirms limitations on the ability of the Offeror to fully exercise the voting rights conferred pursuant to its appointment as proxy in respect of all validly tendered Shares which it accepts for payment; (iv) requires divestiture by the Offeror of any Shares, or (v) seeks to impose a Burdensome Condition (defined as any agreement, consent, action, condition, restriction, or other mitigation involving the Company or any of its subsidiaries that would be, or would reasonably be expected to be, individually or in the aggregate, materially adverse to the businesses, assets or financial condition of the Company and its subsidiaries, taken as a whole, or any proffer, consent or agreement by the Offeror or any of its affiliates, including Maryport Navigation Corp. and Mr. George Economou, to (i) prohibit or limit their, its or his ownership of any portion of their, its or his respective businesses or assets (without giving effect to the consummation of the Offer), (ii) divest, hold, separate or otherwise dispose of any portion of their or his respective businesses or assets (without giving effect to the consummation of the Offer), or (iii) impose any other limitation on their or his ability to effectively control or operate their, its or his respective businesses or otherwise affect their, its or his ability to control their respective operations (without giving effect to the consummation of the Offer));

(c)
there shall have occurred: (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States; (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, Marshall Islands or Greece; (iii) any limitation by any governmental authority on, or other event which might affect, the extension of credit by lending institutions or result in any imposition of currency controls in the United States, Marshall Islands or Greece; (iv) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States, Marshall Islands or Greece; (v) a material change in United States or other currency exchange rates or a suspension or a limitation on the markets thereof; or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

(d)
there shall have been threatened in writing, instituted or pending any action or proceeding before any court or governmental agency or other regulatory or administrative agency or commission or by any other person, challenging the acquisition of any Shares pursuant to the Offer or otherwise directly or indirectly relating to the Offer;

(e)
the Company or the Board, or any of the Company’s subsidiary entities or any governing body thereof, shall have authorized, proposed or announced its intention to propose any material change to the Articles of Incorporation or the Company’s bylaws or such subsidiary entity’s articles of incorporation or bylaws (other than any cancellation of the Series A Certificate, Series B Certificate or the Series C Certificate (or Section 4 thereof) in connection with the Offer), any merger, consolidation or business combination or reorganization transaction, acquisition of assets, disposition of assets or material change in the Company’s or such subsidiary entity’s capitalization or indebtedness, or any comparable event not in the ordinary course of business;

(f)
any required approval, permit, authorization, extension, action or non-action, waiver or consent of any governmental authority or agency in the U.S., Marshall Islands, Greece, or any other jurisdiction required to consummate the Offer shall not have been obtained (or shall not have been obtained on terms reasonably satisfactory to the Offeror) or any waiting period or extension thereof imposed by any such government or governmental authority with respect to the Offer shall not have expired or been terminated;

(g)	the Offeror or any of its affiliates and the Company reach any agreement or understanding pursuant to which it is agreed that the Offer will be terminated; or

(h)	a tender offer or exchange offer for some or all of the Shares shall have been made or publicly announced or proposed to be made, supplemented or amended by any person other than the Offeror.

While the Offeror has delivered to the Company a notice of (i) nomination of Ioannis (John) Liveris (the “Offeror Nominee”) for election to the Company’s Board as a Class II director at the next annual meeting of the Company’s shareholders (including any and all adjournments, postponements, continuations or reschedulings thereof, or any other meetings of the Company’s shareholders held in lieu thereof, the “2024 Annual General Meeting”) and (ii) a proposal to bring before the 2024 Annual General Meeting (a) a proposal that the Board be declassified prior to the first annual general meeting of the Company’s shareholders after the 2024 Annual General Meeting (the “Declassification Proposal”) and (b) four proposals (each a “Vote of No-Confidence Proposal”) that the Company’s shareholders request the resignation from the Board of each of Andreas Michalopoulos, Loïsa Ranunkel, Alex Papageorgiou and Mihalis Boutaris, according to the Offer to Purchase, the Offer is not conditioned upon the Offeror Nominee being elected to the Board or the passage of the Declassification Proposal or any of the Vote of No-Confidence Proposals. Furthermore, according to the Offer to Purchase, the Offer is not conditioned upon the Offeror obtaining financing or upon any due diligence review of the Company.

According to the Offer to Purchase, the foregoing conditions are for the sole benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances (which would, for example, include any action or inaction by the Offeror) giving rise to any such condition, and may be waived by the Offeror in whole or in part at any time and from time to time, at or prior to the Expiration Date and Time, in the Offeror’s sole discretion and subject to the applicable rules and regulations of the SEC (including the requirements of Rule 14d-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). The Offer to Purchase further provides that failure by the Offeror at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time prior to the Expiration Date and Time. According to the Offer to Purchase, should the Offer be terminated pursuant to the foregoing provisions, all tendered Shares not theretofore accepted for payment pursuant thereto shall forthwith be returned to the tendering shareholders.

According to the Offer to Purchase, if the Offeror makes a material change to the terms of the Offer or the information concerning the Offer or if the Offeror waives a material condition of the Offer, the Offeror will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act.

According to the Offer to Purchase, the business address of the Offeror is c/o Levante Services Limited, Leoforos Evagorou 31, 2nd Floor, Office 21 1066 Nicosia, Cyprus, where the business phone number is +35 722 010610.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

To the knowledge of the Company, except as described in this Schedule 14D-9, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the Offeror and its executive officers, directors or affiliates.

Oceanaut Capital MIKE, doing business as Seaborne Capital Advisors, a financial advisory firm, of which the Company’s Chief Financial Officer is a director and sole member, has in the past been engaged by affiliates of the Offeror to provide financial advisory services for which it received customary compensation.

As of the date hereof, the number of the Company’s common shares and shares of Series C Preferred Stock held by the Company’s directors and officers is as set forth under “Item 7. Major Shareholders and Related Party Transactions” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on April 28, 2023 (the “Annual Report”), which information is incorporated herein by reference.  The Series C Condition requires the cancellation of all outstanding shares of Series C Preferred Stock for no or unspecified consideration and therefore a conflict of interest may exist between holders of Series C Preferred Stock and the Offeror.

In addition, to the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except as may be discussed in the Company’s prior filings with the SEC, which can be found in the sections entitled: (i) “Item 3.D. Risk Factors – Company Specific Risk Factors” in the Annual Report; (ii) “Item 7. Major Shareholders and Related Party Transactions” in the Annual Report; (iii) “Item 6.B. Compensation” in the Annual Report; (iv) Note 5. (Transactions with Related Parties) to the Consolidated Financial Statements included in the Annual Report; and (v) “Limitations on Liability and Indemnification of Officers and Directors” in Exhibit 2.5 to the Annual Report, all of which information is incorporated herein by reference.

Special Committee

On October 12, 2023, the Board appointed a Special Committee of independent directors of the Board who the Board deemed independent and disinterested with respect to the Offer, consisting of Alex Papageorgiou, Loïsa Ranunkel and Mihalis Boutaris (the “Special Committee”), to review, evaluate and make recommendations to the shareholders of the Company with respect to the Offer and to authorize and take any and all action deemed necessary, advisable or appropriate by the Special Committee in connection with the Offer and any related matters. The Board also authorized the Special Committee to retain, at the expense of the Company, financial, legal and other advisors or consultants to assist and advise the Special Committee in connection with the performance of its duties.

As compensation for services being rendered in connection with serving on the Special Committee, and in accordance with Company’s past practice with respect to service on other committees of the Board, the Chairman of the Special Committee will be paid an additional $20,000 annually, and other members of the Special Committee will receive an additional $10,000 annually, and the members of the Special Committee will also be reimbursed for any reasonable out-of-pocket expenses incurred in the performance of their duties. In addition, the members of the Special Committee will be entitled to the indemnification provisions of the Company’s bylaws, to the same extent as any member of the Board acting as a director. Furthermore, as directors of the Company, the members of the Special Committee currently receive directors’ fees and other benefits as disclosed in the Annual Report.

Mr. Papageorgiou was appointed as Chairman of the Special Committee.

Shortly after the formation of the Special Committee, the Special Committee contacted prospective legal counsel and a financial advisor in connection with the Special Committee’s consideration of the Offer.

On October 15, 2023, the Special Committee determined to engage Richards, Layton & Finger, P.A. (“RLF”) as its independent legal counsel.

On October 18, 2023, the Special Committee engaged Newbridge Securities Corporation (“Newbridge”) as its independent financial advisor.

Between October 16, 2023 and October 25, 2023, the Special Committee held a series of meetings with its advisors to consider and discuss, among other things, the Offer, the conditions thereof and the Special Committee’s potential response thereto, the valuation analysis conducted by Newbridge with respect to the Offer and the Company, the Rights Agreement and certain related matters and considerations.

On October 25, 2023, based on the foregoing and other considerations, and after consultation with the Special Committee’s independent advisors, the Special Committee unanimously adopted resolutions determining that the Offer is not in the best interests of the Company or its shareholders and recommending that all of the Company’s shareholders reject the Offer and not tender any of their Shares pursuant to the Offer.

In addition, pursuant to the authority delegated to it by the Board and the authority vested under clause (ii) of the definition of Distribution Date (as defined in the Rights Agreement, and capitalized terms used in this paragraph and not defined herein have the meaning set forth in the Rights Agreement) under the Rights Agreement, on October 25, 2023, the Special Committee adopted resolutions to: (i) confirm that the Distribution Date shall not occur under the Rights Agreement upon the Close of Business on the tenth Business Day after the date that the Offer was first published or sent or given within the meaning of Rule 14d-2(a) of the General Rules and Regulations under the Exchange Act and (ii) provide that the Distribution Date shall instead occur under the Rights Agreement on the next date on which the Distribution Date would occur under the Rights Agreement but for the commencement of the Offer on its original terms and conditions (which, for the avoidance, may include the occurrence of the Close of Business on the tenth Business Day after the date that any amendment to the Offer, any modification or extension of the Offer or any waiver of any of the conditions of the Offer is first published or sent or given within the meaning of Rule 14d-2(a) of the General Rules and Regulations under the Exchange Act), or in each case such later date as may be determined by action of the Board or the Special Committee.  As a result, the Distribution Date under the Rights Agreement shall not occur upon the Close of Business on the tenth Business Day after the date that the Offer (on its original terms and conditions and with its original expiration date) was first published or sent or given within the meaning of Rule 14d-2(a) of the General Rules and Regulations under the Exchange Act.  However, to the extent that the Rights Agreement remains in effect and the Distribution Date has not yet occurred, and the Offeror or any affiliate thereof makes any subsequent tender or exchange offer, waives any conditions to the Offer, extends the Offer or amends or otherwise modifies the Offer, the Distribution Date may occur on the Close of Business on the tenth Business Day after the date that any such subsequent offer or any such amendment to the Offer, modification or extension of the Offer or waiver of any of the conditions of the Offer is first published or sent or given within the meaning of Rule 14d-2(a) of the General Rules and Regulations under the Exchange Act (or on such later date as may be determined by action of the Board or the Special Committee).

Item 4.	The Solicitation or Recommendation.

(a)	Recommendation.

After careful consideration, including a thorough review of the terms and conditions of the Offer, the Special Committee, after consultation with its financial and legal advisors at a meeting held on October 25, 2023, unanimously determined, for the reasons discussed in more detail below, that the Offer is not in the best interests of the Company or its shareholders and recommended that the Company’s shareholders REJECT the offer and NOT tender any Shares pursuant to the Offer.

If you have tendered your Shares in the Offer, you can withdraw them. For assistance in withdrawing your Shares, you can contact your broker.

(b)	Reasons for the Recommendation.

The Special Committee considered, among other things, the following list of factors (which are not necessarily listed in order of relative importance) in support of its recommendation that the Company’s shareholders reject the Offer and not tender their Shares in the Offer:

1.          In evaluating the Offer, the Special Committee received the advice and analysis of its independent financial advisor, Newbridge, as to, among other things, the Company’s net asset value per Common Share in comparison to the consideration offered by the Offer and the trading price of the Common Shares.  Based on the foregoing, the Special Committee believes that the Company’s net asset value per Common Share exceeds the consideration represented by the Offer and that the Offer therefore undervalues the outstanding Shares.  For purposes of this analysis, Newbridge calculated the Company’s net asset value per Common Share on a fully diluted treasury method basis. In addition, the Special Committee considered other indications of value and related factors, such as the Company’s capital structure, the current and historical market prices of the Company’s publicly traded stock and the publicly traded stock of comparable companies and the Special Committee’s confidence in the Company’s future prospects and the Company’s ability to achieve its business plan.

2.          The Special Committee believes that the several conditions to the Offer, including conditions which are not within the authority of the Board or the Company, create significant doubt that the Offer will ever be consummated, and in particular, significant doubt as to whether the Offer will be consummated by the stated expiration date of the Offer.  For example, pursuant to the Series C Condition, the Offer is conditioned on the cancellation of the Company’s outstanding shares of Series C Preferred Stock (and certain Common Shares issued in respect of the conversion thereof), and the Offer to Purchase states that such condition is within the control of the Company and the Board.  However, the Special Committee believes that the Company’s governing documents and applicable law do not grant the Company, the Board or the Special Committee the authority to effect such an outcome at this time.  As a result, the Special Committee believes that the satisfaction of the Series C Condition is not within the control of the Company, the Board or the Special Committee, and the Offeror’s statement to the contrary is false.  In light of the foregoing, as well as the Offer to Purchase’s statement that all of the conditions to the Offer (including the Series C Condition, for example) are for the sole benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances giving rise to any such condition, the Special Committee believes that the Offer is illusory in that the Offeror has complete discretion as to whether to waive these conditions (which the Company, the Board and the Special Committee cannot unilaterally cause to be satisfied at this time) and consummate the Offer.

The foregoing discussion of the information and factors considered by the Special Committee in reaching its conclusions and recommendations is not exhaustive, but rather includes the material reasons and factors considered by the Special Committee.

(c)	Intent to Tender.

The Company’s directors and executive officers are entitled to participate in the Offer on the same basis as the Company’s other shareholders. However, after reasonable inquiry and to the best knowledge of the Company, none of the directors or executive officers of the Company intends to tender or sell any Shares held of record or beneficially by such person for purchase pursuant to the Offer.

Further, after reasonable inquiry and to the best knowledge of the Company, none of the Company’s subsidiaries or other affiliates currently intends to tender or sell any Shares held of record or beneficially by such person for purchase pursuant to the Offer.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

The Company has retained Joele Frank, Wilkinson Brimmer Katcher (“Joele Frank”) as its public relations advisor in connection with the Offer. The Company has agreed to pay customary compensation to Joele Frank for such services. In addition, the Company has agreed to reimburse Joele Frank for certain expenses and indemnify it and certain related persons against certain liabilities relating to or arising out of the engagement.

The Special Committee has retained Newbridge as its independent financial advisor in connection with the Offer. The Company has agreed to pay a fee of $30,000 to Newbridge for such services. In addition, the Company has agreed to reimburse Newbridge for certain expenses and indemnify it and certain related persons against certain liabilities relating to or arising out of the engagement.

Except as set forth above, to the knowledge of the Company, neither the Company nor any person acting on its behalf has directly or indirectly employed, retained or agreed to compensate any person to make solicitations or recommendations to the Company’s shareholders concerning the Offer.

Item 6.	Interest in Securities of the Subject Company.

Based on the Company’s records and reporting policies and on information provided to the Company by its directors, executive officers, affiliates and subsidiaries, during the 60 days prior to the filing of this Schedule 14D-9, no transactions with respect to the Common Stock have been effected by the Company, its executive officers, directors, affiliates or subsidiaries.

Item 7.	Purposes of the Transaction and Plans or Proposals.

The Company has not undertaken and is not engaged in any negotiations in response to the Offer that relate to or would result in: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present distribution or dividend rate or policy, or indebtedness or capitalization of the Company.

Additionally, there is no transaction, board resolution, agreement in principle, or signed contract in response to the Offer which relates to or would result in one or more of the foregoing matters.

Item 8.	Additional Information.

Cautionary Note Regarding Forward-Looking Statements.

Matters discussed in this Schedule 14D-9 may constitute forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding the Offer and the Company’s recommendations regarding it, and statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “targets,” “likely,” “would,” “could,” “seeks,” “continue,” “possible,” “might,” “pending” and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this Schedule 14D-9 are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, the Company’s management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, it cannot assure you that the Company will achieve or accomplish these expectations, beliefs, or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to those detailed under “Item 3.D. Risk Factors” in the Annual Report. Except as otherwise required by the federal securities laws, the Company undertakes no obligation to publicly update or revise any forward-looking statements made after the date hereof, whether as a result of new information, future events, changed circumstances or any other reason.

Item 9.	Exhibits.

Exhibit	Description
(e)(1)	Excerpts from the Company’s Annual Report on Form 20F for the year ended December 31, 2022, filed with the SEC on April 28, 2023*

*	Those sections of the Annual Report specified in Item 3 hereto are incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PERFORMANCE SHIPPING INC.

Dated: October 25, 2023

/s/ Andreas Michalopoulos
	By:	Andreas Michalopoulos
Chief Executive Officer